Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MGP Ingredients, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-119860 (as amended by Post-Effective Amendment No. 1); 333162625 (as amended by Post-Effective Amendment No. 1); 333-196383; 333-196384; and 333-196385) of MGP Ingredients, Inc. of our report dated March 10, 2016, with respect to the consolidated balance sheets of MGP Ingredients, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in stockholders’ equity, cash flows, and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K/A of MGP Ingredients, Inc.

/s/ KPMG LLP

Kansas City, Missouri
March 16, 2016